January 14, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (800)762-7409

Henry L. Meyer, III
Chief Executive Officer
Keycorp
127 Public Square
Cleveland, OH 44114-1306

> **Re:** **Keycorp**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 01-11302**

Dear Mr. Meyer:

We have reviewed your response letter dated October 26, 2007 and have the following comment. Please respond to our comment by January 28, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis, page 39

1. In your response to prior comment 11, you indicate that Keycorp determined that the disclosure of the performance targets for both the short term and long term incentive programs are confidential. Please confirm that you will disclose your performance targets or supplement your analysis by identifying how a competitor's extrapolation from disclosed targets could yield strategic information which could be used to counter business actions take by Keycorp. To the extent that your confidentiality analysis differs for different targets, including the individual business group targets of the named executives, please provide separate analysis addressing differences in your competitive harm determination.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel